EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 60% INCREASE IN QUARTERLY DIVIDEND
CALGARY, ALBERTA – NOVEMBER 7, 2013 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or “the Company”) announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.20 (twenty cents) per common share. The dividend will be payable January 1, 2014 to shareholders of record at the close of business on December 13, 2013.

Confidence in the Company’s ability to execute its defined growth plan and the sustainability of its free cash flow generation has led the Company’s Board of Directors to approve a 60% increase in the quarterly dividend to C$0.20 per common share from C$0.125 per common share. For the past fourteen consecutive years, the Company has increased the cash dividend per common share. Subsequent to the completion of Phase 1 of the Horizon Project in 2009, the compound average growth rate of the dividend payment is 31%.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com